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Consent of Independent Registered Public Accounting Firm

The Board of Directors Gildan Activewear Inc.

We consent to the inclusion in this annual report on Form 40-F of:

•
our Independent Auditors’ Report of Registered Public Accounting Firm dated December 3, 2014 on the consolidated statement of financial position as at October 5, 2014 and September 29, 2013, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years ended October 5, 2014 and September 29, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information;

•	our Report of Independent Registered Public Accounting Firm dated December 3, 2014 on the effectiveness of the Company’s internal control over financial reporting as at October 5, 2014;

each of which is contained in this annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended October 5, 2014.

December 9, 2014

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A110592

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